SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)1

PARTY CITY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

702145103

(CUSIP Number)

SPECIAL VALUE BOND FUND, LLC
C/O SPECIAL VALUE INVESTMENT MANAGEMENT, LLC
11100 SANTA MONICA BOULEVARD, SUITE 210
LOS ANGELES, CALIFORNIA 90025
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

SEPTEMBER 28, 2001

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ].

(Continued on the following pages)

Page 1 of 14 Pages

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 702145103	Page 2 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

SPECIAL VALUE BOND FUND, LLC IRS No.: 95-4758920

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

2,953,061 SHARES (1)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

2,953,061 SHARES (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,953,061 SHARES (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7% (2)

14	TYPE OF REPORTING PERSON*

OO

(1)	AN AGGREGATE OF 2,496,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2)	BASED ON 12,755,205 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 2001, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2001 AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 702145103	Page 3 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

SPECIAL VALUE BOND FUND II, LLC IRS No.: 52-2263020

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

2,953,061 SHARES (1)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

2,953,061 SHARES (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,953,061 SHARES (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7% (2)

14	TYPE OF REPORTING PERSON*

OO

(1)	AN AGGREGATE OF 2,496,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2)	BASED ON 12,755,205 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 2001, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2001 AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 702145103	Page 4 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

SVIM/MSM, LLC IRS No.: 95-4760193

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

2,953,061 SHARES (1)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

2,953,061 SHARES (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,953,061 SHARES (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7% (2)

14	TYPE OF REPORTING PERSON*

OO

(1)	AN AGGREGATE OF 2,496,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2)	BASED ON 12,755,205 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 2001, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2001 AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 702145103	Page 5 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

SVIM/MSMII, LLC IRS No.: 52-2263031

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

2,953,061 SHARES (1)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

2,953,061 SHARES (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,953,061 SHARES (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7% (2)

14	TYPE OF REPORTING PERSON*

OO

(1)	AN AGGREGATE OF 2,496,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2)	BASED ON 12,755,205 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 2001, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2001 AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 702145103	Page 6 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

SPECIAL VALUE INVESTMENT MANAGEMENT, LLC IRS NO.: 95-4759860

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A) [ ]
(B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

2,953,061 SHARES (1)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

2,953,061 SHARES (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,953,061 SHARES (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7% (2)

14	TYPE OF REPORTING PERSON*

OO

(1)	AN AGGREGATE OF 2,496,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2)	BASED ON 12,755,205 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 2001, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2001 AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 702145103	Page 7 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

TENNENBAUM & CO., LLC IRS NO.: 95-4587347

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A) [ ]
(B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

2,953,061 SHARES (1)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

2,953,061 SHARES (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,953,061 SHARES (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7% (2)

14	TYPE OF REPORTING PERSON*

OO

(1)	AN AGGREGATE OF 2,496,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2)	BASED ON 12,755,205 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 2001, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2001 AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 702145103	Page 8 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

MICHAEL E. TENNENBAUM

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A) [ ]
(B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

2,953,061 SHARES (1)

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

2,953,061 SHARES (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,953,061 SHARES (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7% (2)

14	TYPE OF REPORTING PERSON*

IN

(1)	AN AGGREGATE OF 2,496,000 SHARES ARE ISSUABLE UPON EXERCISE OF THE WARRANT (DESCRIBED IN ITEMS 3 AND 4 BELOW).

(2)	BASED ON 12,755,205 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 17, 2001, AS REPORTED BY PARTY CITY CORPORATION IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2001 AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 5 to Schedule 13D relating to Party City Corporation, a Delaware corporation (“Party City”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on August 26, 1999, as amended by Amendment No. 1 thereto filed with the Commission on September 13, 1999, Amendment No. 2 thereto filed with the Commission on January 21, 2000, Amendment No. 3 thereto filed with the Commission on October 23, 2000 and Amendment No. 4 thereto filed with the Commission on March 12, 2001 (together, the “Schedule 13D”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.

Item 1. Security and Issuer.

     The information in Item 1 is hereby amended and restated as follows:

     This statement relates to the beneficial ownership of 2,953,061 shares of common stock, par value $.01 per share (“Common Stock”), of Party City. The principal executive offices of Party City are located at 400 Commons Way, Rockaway, New Jersey 07866.

Item 2. Identity and Background.

     The information in Item 2 is hereby amended and restated as follows:

     Special Value Bond Fund, LLC (“SVBF”) and Special Value Bond Fund II, LLC (“SVBFII”) are each Delaware limited liability companies. SVBF’s and SVBFII’s addresses are both 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025. The principal business of each of SVBF and SVBFII is making investments and managing assets.

     The managing member of SVBF is SVIM/MSM, LLC (“SVIM/MSM”), a Delaware limited liability company. The managing member of SVBFII is SVIM/MSMII, LLC (“SVIM/MSMII”), a Delaware limited liability company. The investment advisor to each of SVBF and SVBFII is Special Value Investment Management, LLC (“SVIM”), a Delaware limited liability company. In addition, SVIM manages a separate account (the “Separate Account”). The managing member of each of SVIM/MSM, SVIM/MSMII and SVIM is Tennenbaum & Co., LLC, a Delaware limited liability company (“TCO”). The managing member of TCO is Michael E. Tennenbaum, a United States citizen. Each of SVIM/MSM, SVIM/MSMII, SVIM and TCO have the same principal business and address as that of SVBF and SVBFII. Mr. Tennenbaum’s principal occupation is serving as managing member of TCO and his address is the same as that of SVBF and SVBFII. SVBF, SVBFII, SVIM/MSM, SVIM/MSMII, SVIM, TCO and Mr. Tennenbaum are collectively referred to herein as the “Reporting Persons.”

     During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The information in Item 3 is hereby amended and restated as follows:

     The statement relates to the partial exercise of the Warrant described in this Item 3 below and subsequent distribution of a portion of the shares of Common Stock of Party City received upon such exercise to third party investors in the Reporting Party. SVBF partially exercised the Warrant for an aggregate of 600,000 shares of Common Stock of Party City. Exercise of the Warrant was effected on a net exercise basis. At the time of the exercise the last sale price of Party City Common Stock as reported on the Nasdaq National Market was $6.40 per share. The exercise price under the terms of the Warrant was $1.07 per share. Under the terms of the Warrant, such net exercise resulted in an aggregate of 499,687 shares of Party City Common Stock issued to SVBF. SVBF immediately distributed an aggregate of 385,626 shares of Party City Common Stock to third party direct and indirect investors in SVBF and distributed an aggregate of 114,061 shares of Party City Common Stock to TCO. No funds were used in the partial exercise of the Warrant due to such exercise being effected on a net exercise basis.

     The Reporting Persons previously acquired 343,000 shares of Common Stock of Party City and a warrant dated as of August 16, 1999, as amended on January 14, 2000 (the “Warrant”), to purchase 3,096,000 shares of Common Stock of Party City. Under the terms of the Warrant, as a result of the partial exercise of the Warrant described above, Party City Corporation cancelled the Warrant and reissued a warrant in substantially identical form for the remaining balance of the shares of Common Stock of Party City covered by the Warrant (the “New Warrant”). The sole source of funds used in purchasing said 343,000 shares of Common Stock of Party City was the working capital of SVBFII, except for $88,250 funded by the Separate Account. The aggregate amount of funds used in all such purchases was $1,158,353 (including brokerage commissions).

     Party City issued the Warrant pursuant to that certain Securities Purchase Agreement between Party City and TCO dated as of August 16, 1999 (the “Securities Purchase Agreement”) as amended by that certain First Amendment to Securities Purchase Agreement dated as of January 14, 2000 (the “First Amendment”) and by that certain Second Amendment to Securities Purchase Agreement dated as of April 1, 2001 (the “Second Amendment, and together with the First Amendment, the “Amendments”). The Warrant was acquired by TCO along with certain secured notes of Party City in the aggregate principal amount of $6,750,000. The aggregate purchase price for the Warrant and such secured notes from Party City was $6,750,000. The source of funds for the purchase of the Warrant and the secured notes by TCO was a margin account of the Reporting Persons with Jefferies & Company, Inc.

     On September 1, 1999, SVBF purchased the Warrant and the secured notes from TCO for aggregate consideration of $6,750,000. The source of funds for the purchase of the Warrant and the secured notes from TCO was the working capital of SVBF.

     Upon exercise of the New Warrant, SVBF must pay an exercise price of $1.07 per share for an aggregate exercise price of $2,670,720, or reduce the number of shares into which the New Warrant is exercisable if it is exercised on a net exercise basis. It is presently anticipated that the source of funds for payment of the exercise price (if not exercised on a net exercise basis) will be SVBF’s general working capital.

Item 5. Interest in Securities of the Issuer.

     The information in Item 5 is hereby amended and restated as follows:

     The shares of Common Stock identified in Item 1 constitute approximately 18.7% of the outstanding Common Stock of Party City, based upon 12,755,205 shares of Common Stock outstanding as of September 17, 2001, as reported by Party City Corporation in its Annual Report on Form 10-K for the fiscal year ended June 30, 2001, and computed in accordance with Rule 13d-3(d)(1). SVIM has the sole power of voting and disposition with respect to the 343,000 shares of Common Stock of Party City acquired by SVBFII and the Separate Account. TCO has the sole power of voting and disposition with respect to the 114,061 shares of Common Stock of Party City distributed to TCO in connection with SVBF’s partial exercise of the Warrant. Upon exercise of the New Warrant, SVBF will have the sole power of voting and disposition with respect to the 2,496,000 shares of Common Stock issuable upon such exercise. By reason of (i) Mr. Tennenbaum’s position as managing member of TCO, (ii) TCO’s position as managing member of SVIM/MSM, SVIM/MSMII and SVIM, (iii) SVIM/MSM’s position as managing member of SVBF, (iv) SVIM/MSMII’s position as managing member of SVBFII and (v) SVIM’s position as investment advisor to SVBF, SVBFII and the Separate Account, each of Mr. Tennenbaum, TCO, SVIM/MSM, SVIM/MSMII and SVIM may be deemed to share such powers of voting and disposition.

     Except as described in this statement, the Reporting Persons have not effected transactions in Party City’s Common Stock within 60 days prior to the date of this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information in Item 6 is hereby amended and restated as follows:

     On September 28, 2001, SVBF partially exercised the Warrant as described in Item 3 of Schedule 13D. Under the terms of the Warrant, Party City Corporation cancelled the Warrant and issued the New Warrant.

     Effective as of April 1, 2001, Party City, SVBF, SVBFII, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Clyde Street Investment, LLC and Richmond Associates, L.P., entered into the Second Amendment which provided for the elimination of certain restrictions on Party City’s ability to issue options to purchase its Common Stock.

     Effective as of January 14, 2000, Party City, SVBF, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., TCO/Party City, LLC, Clyde Street Investment, LLC and Richmond Associates, L.P., entered into the First Amendment which, among other things, provided for the amendment of the Warrant and Party City’s other warrants issued under the Agreement.

     Effective as of October 11, 2000 (the “First Investor Rights Amendment”) and November 20, 2000 (the “Second Investor Rights Amendment”), Party City Corporation, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Special Value Investment Management, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P., Clyde Street Investment, LLC and Jack Futterman amended the Investor Rights Agreement permitting the investors party thereto to purchase 1,500,000 additional shares of Party City Corporation common stock and permitting the transfer of the securities among the investors thereto.

     Except for the Warrant (and the New Warrant covering 2,496,000 shares of Common Stock of Party City Corporation issued upon the cancellation of the Warrant), the Securities Purchase Agreement, the Amendments, the Investor Rights Agreement, as amended by the First Investor Rights Amendment and the Second Investor Rights Amendment, and related documents executed in connection therewith, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of Party City, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Copies of the form of Warrant and the First Amendment have been filed as exhibits to Party City’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2000 (File No. 0-27826) and are incorporated by reference herein. Copies of the form of Securities Purchase Agreement and Investor Rights Agreement have been filed as exhibits to Party City’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826) and are incorporated by reference herein. Copies of the First Investor Rights Amendment, the Second Investor Rights Amendment and the Second Amendment have been filed as exhibits to Party City’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2001 (File No. 0-27826). A copy of the New Warrant is attached as an Exhibit hereto.

Item 7. Material to be Filed as Exhibits.

     The information in Item 7 is hereby amended and restated as follows:

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Form of Amended and Restated Warrant, dated January 14, 2000, of Party City Corporation, incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 19, 2000 (File No. 0-27826)

Exhibit 3	Form of Securities Purchase Agreement, dated August 16, 1999 by and between Party City Corporation and Tennenbaum & Co., LLC., incorporated herein by reference to Exhibit 4.6 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826)

Exhibit 4	First Amendment to Securities Purchase Agreement, dated as of January 14, 2000 by and among Party City Corporation, Special Value Bond Fund, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., TCO/Party City, LLC, Clyde Street Investment, LLC and Richmond Associates, L.P., incorporated herein by reference to Exhibit 4.3 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 19, 2000 (File No. 0-27826)

Exhibit 5	Investor Rights Agreement, dated August 16, 1999 by and between Party City Corporation, Tennenbaum & Co., LLC, TCO/Party City, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P. and Jack Futterman, incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826)

Exhibit 6	First Amendment to Investor Rights Agreement, dated as of October 11, 2000, by and among Party City Corporation, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Special Value Investment Management, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P., Clyde Street Investment, LLC and

Jack Futterman, incorporated herein by reference to Exhibit 10.9 to Quarterly Report on Form 10-Q of Party City filed with the Securities and Exchange Commission on May 15, 2001 (File No. 0-27826)

Exhibit 7	Second Amendment to Investor Rights Agreement, dated as of November 20, 2000, by and among Party City Corporation, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Special Value Management, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P., Clyde Street Investment, LLC and Jack Futterman, incorporated herein by reference to Exhibit 10.10 to Quarterly Report on Form 10-Q of Party City filed with the Securities and Exchange Commission on May 15, 2001 (File No. 0-27826)

Exhibit 8	Second Amendment to Securities Purchase Agreement, dated as of April 1, 2001, by and among Party City Corporation, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Clyde Street Investment, LLC and Richmond Associates, L.P., incorporated herein by reference to Exhibit 4.10 to Quarterly Report on Form 10-Q of Party City filed with the Securities and Exchange Commission on May 15, 2001 (File No. 0-27826)

Exhibit 9	Warrant to Purchase Common Stock, dated September 28, 2001, of Party City Corporation.

SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2001	SPECIAL VALUE BOND FUND, LLC
By:	SVIM/MSM, LLC, its Managing Member
By:	Tennenbaum & Co., LLC, its Managing Member

By:	/s/ Michael E. Tennenbaum Michael E. Tennenbaum, its Managing Member

SPECIAL VALUE BOND FUND II, LLC
By:	SVIM/MSMII, LLC, its Managing Member
By:	Tennenbaum & Co., LLC, its Managing Member

By:	/s/ Michael E. Tennenbaum Michael E. Tennenbaum, its Managing Member

SVIM/MSM, LLC
By:	Tennenbaum & Co., LLC, its Managing Member

By:	/s/ Michael E. Tennenbaum Michael E. Tennenbaum, its Managing Member

SVIM/MSMII, LLC
By:	Tennenbaum & Co., LLC, its Managing Member

By:	/s/ Michael E. Tennenbaum Michael E. Tennenbaum, its Managing Member

SPECIAL VALUE INVESTMENT MANAGEMENT, LLC
By:	Tennenbaum & Co., LLC, its Managing Member

By:	/s/ Michael E. Tennenbaum Michael E. Tennenbaum, its Managing Member

TENNENBAUM & CO., LLC

By:	/s/ Michael E. Tennenbaum Michael E. Tennenbaum, its Managing Member

/s/ Michael E. Tennenbaum MICHAEL E. TENNENBAUM

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

Exhibit 2	Form of Amended and Restated Warrant, dated January 14, 2000, of Party City Corporation, incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 19, 2000 (File No. 0-27826)

Exhibit 3	Form of Securities Purchase Agreement, dated August 16, 1999 by and between Party City Corporation and Tennenbaum & Co., LLC., incorporated herein by reference to Exhibit 4.6 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826)

Exhibit 4	First Amendment to Securities Purchase Agreement, dated as of January 14, 2000 by and among Party City Corporation, Special Value Bond Fund, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., TCO/Party City, LLC, Clyde Street Investment, LLC and Richmond Associates, L.P., incorporated herein by reference to Exhibit 4.3 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on January 19, 2000 (File No. 0-27826)

Exhibit 5	Investor Rights Agreement, dated August 16, 1999 by and between Party City Corporation, Tennenbaum & Co., LLC, TCO/Party City, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P. and Jack Futterman, incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Party City Corporation filed with the Securities and Exchange Commission on August 25, 1999 (File No. 0-27826)

Exhibit 6	First Amendment to Investor Rights Agreement, dated as of October 11, 2000, by and among Party City Corporation, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Special Value Investment Management, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P., Clyde Street Investment, LLC and Jack Futterman, incorporated herein by reference to Exhibit 10.9 to Quarterly Report on Form 10-Q of Party City filed with the Securities and Exchange Commission on May 15, 2001 (File No. 0-27826)

Exhibit 7	Second Amendment to Investor Rights Agreement, dated as of November 20, 2000, by and among Party City Corporation, Special Value Bond Fund, LLC, Special Value Bond Fund II, LLC, Special Value Management, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Richmond Associates, L.P., Clyde Street Investment, LLC and Jack Futterman, incorporated herein by reference to Exhibit 10.10 to Quarterly Report on Form 10-Q of Party City filed with the Securities and Exchange Commission on May 15, 2001 (File No. 0-27826)

Exhibit 8	Second Amendment to Securities Purchase Agreement, dated as of April 1, 2001, by and among Party City Corporation, Special Value Bond Fund, LLC, Special

Value Bond Fund II, LLC, Enhanced Retail Funding, LLC, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P., Clyde Street Investment, LLC and Richmond Associates, L.P., incorporated herein by reference to Exhibit 4.10 to Quarterly Report on Form 10-Q of Party City filed with the Securities and Exchange Commission on May 15, 2001 (File No. 0-27826)

Exhibit 9	Warrant to Purchase Common Stock, dated September 28, 2001, of Party City Corporation.